UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                            FIRST BANCORP PUERTO RICO
                                (Name of Issuer)

                                  COMMON STOCK

                         (Title of Class of Securities)

                                   318672 102
                                 (CUSIP Number)

         Antonio R. Escriba. P. O. Box 9146, Santurce, P. R. 00908-0146,
                               Phone: 787-729-8140
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and communications)

                                 OCTOBER 1, 1998
             (Date of Event Which Require Filing of this Statement)


Of the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement . A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Intem1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See rule 13d-1(a) for other parties to who copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


         CUSIP NO18672   10  2                         PAGE _____OF_______PAGES


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO.  OF  ABOVE PERSON
         ANGEL ALVAREZ-PEREZ  (###-##-####)
         P. O. BOX
            SAN JUAN, P. R.  00908

2.        CHECK THE APPROPRIATE BOX IF A MEMBER
          (a) D112
          (b) D112
          Filing as an Individual


                  3.       SEC USE ONLY

4.       SOURCE OF FUNDS* :  PF

         Shares beneficially owned have ben acquired with personal funds.

5        CHECK BOX  IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 (United States Citizen)

NUMBER OF SHARES BENEFICALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER                                      2,125, 206


8.       SHARED VOTING POWER                                    NONE


9.       SOLE DISPOSITIVE POWER                                 2,125,206

10.      SHARED DISPOSITIVE POWER                               NONE

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON                                       2,125,206

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

         *Amount reported in row 11 does not include 51,972. Shares held in trust for Mr. Alvarez' Perez' children but over which he holds sole voting and disposition right.


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.18% *not including 51,972 (see 12 above).

14.      TYPE OF REPORTING PERSON *
         Individual

                             SCHEDULED 13D STATEMENT

Acquisition Statement Under Section 13(d) of the Securities Exchange Act of 1934

CUSIP NO.  318672  102                             Angel Alvarez-Perez

Name and Address of Issuing Bank             :     FirstBanCorp Puerto Rico
                                                   1519 Ponce de Leon Ave.
                                                   Santurce, P. R. 00908

Title and Class of Securities                :     $1.00 per value Common Stock

Name and address and telephone                     Mr. Antonio R. Escriba
Number of person authorized to                     P. O. Box 9146
receive notices and communications           :     Santurce, PR 00908-0146

Date of event which requires filing
of this statement                            :     10/1/98

Item 1:  Common Stock Par Value $1.00 per share.  First BanCorp.
                  NYSE/FBP 1519 Ponce de Leon Ave. Santurce, P.R., 00908. First BanCorp. is a bank holding company organized effective October 1, 1998. The common stock of First BanCorp was formerly listed as FirstBank, P.R. Total number of issued and outstanding shares of common stock of First BanCorp as of October 1, 1998 was 29,599,552. There are no other kind of equitiy shares issued or outstanding.

Item 2:           (a)   Angel Alvarez-Perez
                        SS # ###-##-####

                  (b)  P.O Box 9146
                       Santurce, P.R. 00908-0146

                  (c) President & CEO of First  BanCorp  1519 Ponce de Leon Ave.
                      Santurce P.R., and President & CEO of FirstBank Puerto Rico., 1519 Ponce de Leon Ave., Santurce P.R. 00908.

                  (d) No

                  (e) No

                  (f) Citizen of the United States

Item 3: Personal funds. Common Stock of issuer beneficially held by Angel Alvarez Perez has been acquired from time to time with personal funds.

Item 4: Purpose of the Transaction: This report does not result from a transaction wherein Angel Alvarez-Perez has acquired any additonal shares of stock . The report results from the transaction wherein FirstBank Puerto Rico has merged into and become a wholly owned subsidiary of FirstBanCorp, a bankholding company and each share of FirstBank's common stock converted into a share of common stock of First BanCorp, which became effective on October 1, 1998. Prior to this merger transaction reports had been filed with the Federal Deposit Corporation.

             The shares are held by Mr. Angel Alvarez-Perez for investment purposes only.

         a. At a future date Mr. Angel Alvarez-Perez may acquire additional shares of the stock through the exercise of previously granted unexercised stock options or he may purchase additional shares in the open market or private purchases. Presently Mr. Alvarez Perez holds an unexercised option to acquire 120,000 shares of stock granted on 11/28/94 another one for 104,000 granted on 11/25/97. one .
         b.    None
         c.    None
         d.    None
         e.    None
         f.    None
         g.    None

Item 5.  Interest in Securities of Issuer:
         a. Mr. Angel Alvarez-Perez is the sole owner of 2,125,210 shares of the common stock of First BanCorp, and as trustee, exercises sole voting and disposition power over an additional 51,972 shares held in trust for his children. Mr. Angel Alvarez-Perez also has the right to exercise an option to acquire 120,000 shares granted on 11/28/94 and the right to exercise another option for 104,000 granted on 11/25/97. All such options were granted to Mr. Angel Alvarez-Perez pursuant to an existing Employee Stock Option Plan.
         b. 2,125,210 Shares beneficially owned by Angel Alvarez-Perez directly and 51,972 over which as trustee he hold sole voting and disposition power for a total of 2, 177,606.
         c.    None
         d.    None
         e.    N/A

Item 6. Contracts, Arangements, Understandings, or relationships with respect Securitites of the issuer.

              None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true complete and correct.


-------------------                                  ----------------------
      Date                                             Angel Alvarez-Perez